UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-12332

SCAILEX CORPORATION LTD.

(Exact name of registrant as specified in its charter)

48 Ben Zion Galis Street, Petach Tikva Israel, 49277 (972)-3-9057730

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares, NIS 0.12 nominal (par) value per share

(Title of each class of securities covered by this Form)

        Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Part I

Item 1. Exchange Act Reporting History.

A.     Scailex Corporation Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during 1980, when the Company’s ordinary shares, NIS 0.12 nominal (par) value per share (“ordinary shares”), were listed on the predecessor to the Nasdaq Global Market (“Nasdaq”).

B.     The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Securities and Exchange Commission (“SEC”) rules for the 12 months preceding the filing of this Form 15 and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering (as defined in Instructions 1 and 2 of Item 2 of Form 15F) under the Securities Act of 1933, as amended (the “Securities Act”) in 1991. The Company received notice on September 7, 2006 stating that the staff of Nasdaq believes that the Company no longer has an operating business and is therefore a “public shell.” Subsequently, the ordinary shares were de-listed from Nasdaq on October 23, 2006 based on Nasdaq Marketplace Rules 4300 and 4330(a)(3).

Prior to the filing of this Form 15F, the Company has filed a post-effective amendment to terminate the registration of unsold securities under its registration statements on Form S-8 (File Nos. 33-15353, 33-34233, 33-46861, 33-46862, 33-87614, 33-97622, 33-97624 and 333-9364). Consequently, the Company does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3. Foreign Listing and Primary Trading Market

A.     The primary trading market for ordinary shares is the Tel-Aviv Stock Exchange (“TASE”) in Tel-Aviv, Israel.

B.     Ordinary shares were initially listed on TASE on January 7, 2001. The Company has maintained a listing of ordinary shares on TASE since that time.

C.     The percentage of trading in ordinary shares that occurred in the primary trading market of the Company during the recent 12-month period commencing on February 1, 2008 and ending on January 31, 2009 was 97.9% of the Company’s average daily trading volume on a worldwide basis. In calculating such percentage, (i) an off-exchange transaction effected in Israel on June 30, 2008 for an aggregate of 19,112,155 ordinary shares, which transaction was a private sale involving the former controlling shareholder of the Company and the current controlling shareholder of the Company (the “Off-Exchange Transaction”) and (ii) on-exchange repurchases by the Company of an aggregate of 930,837 ordinary shares effected on the TASE during the past few months (the “Repurchase Transactions” and, together with the Off-Exchange Transaction, the “Transactions”) were included in both the numerator and the denominator.

Item 4. Comparative Trading Volume Data

A.     The first and last day of the recent 12-month period used to meet the requirements of SEC Rule 12h-6(a)(4)(i) were February 1, 2008 and January 31, 2009, respectively (the “Trading Period”).

B.     During the Trading Period, the average daily trading volume of ordinary shares was 1,974 in the United States and 93,384 on a worldwide basis (including the Transactions).

C.     During the Trading Period, the average daily trading volume of ordinary shares in the United States as a percentage of the average daily trading volume for ordinary shares on a worldwide basis (including the Transactions) was 2.1%.

D.     Ordinary shares were de-listed from Nasdaq on October 23, 2006 and, as of such date, the average daily trading volume of ordinary shares in the United States as a percentage of the average daily volume or ordinary shares on a worldwide basis for the preceding 12-month period was 12.7% (in calculating such percentage, an off-exchange transaction effected in Israel on July 18, 2006 for an aggregate of 18,800,255 ordinary shares, which transaction was a private sale involving the former controlling shareholder of the Company and its predecessor controlling shareholder of the Company was included in both the numerator and the denominator).

E.     The Company has not terminated a sponsored American depository receipt facility regarding ordinary shares.

F.     The Company obtained trading volume data for purposes of the calculations described in Item 3 and this Item 4 from: (i) Yahoo! Finance, with respect to trading volume data in the United States and (ii) the TASE Maya System for Internet Notifications, with respect to trading volume data in Israel.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.     The Company published a notice of its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both, on November 19, 2008.

B.     The November 19, 2008 press release was released to PR Newswire. Such notice was also submitted on Form 6-K to the SEC on November 20, 2008.

Item 8. Prior Form 15 Filers

Not applicable.

Part II

Item 9. Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Investor Relations section of the Company’s website (www.scailex.com).

Part III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1)	the average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Scailex Corporation Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Scailex Corporation Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

Dated: February 11, 2009